Exhibit 99.1

BitFuFu Reports Unaudited Second Quarter 2024 Financial Results

SINGAPORE, August 20, 2024 (GLOBE NEWSWIRE) -- BitFuFu Inc., (NASDAQ: FUFU) (“BitFuFu” or the “Company”) a fast-growing digital asset mining service and world-leading cloud-mining service provider, today reported its unaudited financial and operational results for the quarter ended June 30, 2024.

Second Quarter 2024 Operational Highlights

●	Hosting capacity of 522 MW diversified across 25 sites on three continents, compared with 374 MW across 17 sites on three continents during the same period of 2023.

●	Total mining capacity under management increased 62.5% to 24.7 EH/s, compared to 15.2 EH/S during the same period of 2023.

●	Cloud-mining registered users increased 86.8% to 395,056 as of June 30, 2024, compared to 211,502 as of June 30, 2023.

●	Bitcoin (“BTC”) production from self-mining operations decreased 23.1% to 780 BTCs from 1,014 BTCs in the same period of 2023.

●	BTC production by customers from cloud-mining solutions decreased 29.2% to 1,272 BTCs, compared with 1,797 BTCs in the same period of 2023.

●	Cost to mine BTC[1] from self-mining operations averaged US$51,887 per BTC versus US$19,344 per BTC in the same period of 2023.

Metric	As of June 30,
	2024	2023
Hosting capacity (MW)	522	374
Total mining capacity under management (EH/s) [2]	24.7	15.2
Cloud-mining registered Users	395,056	211,502

	Three Months Ended June 30,
	2024	2023
BTC Produced
From BitFuFu self-mining operations	780	1,014
By customers from cloud-mining solutions [3]	1,272	1,797
Average BTC produced per day by customers and BitFuFu	22.5	30.9

[1]	Includes all direct costs such as electricity fees, hosting fees and purchased hash rate cost, but excludes depreciation,
[2]	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.
[3]	Defined as the amount of BTC that was produced during the period by customers using mining capacity purchased from cloud-mining solutions.

Second Quarter 2024 Financial Highlights

●	Total revenue was US$129.4 million, representing an increase of 69.7% from US$76.3 million in the same period of 2023.

●	Revenue from cloud-mining solutions was US$77.0 million, an increase of 66.8% from US$46.2 million in the same period of 2023.

●	Revenue from Bitcoin self-mining operations was US$51.1 million, an increase of 81.0% from US$28.2 million in the same period of 2023.

●	Net income was US$1.3 million, compared to US$5.1 million in the same period of 2023.

●	Adjusted EBITDA (a non-GAAP metric) was US$8.3 million, a decrease of 39.6% from US$13.8 million in the same period of 2023. Results in the second quarter of 2024 included a non-cash unrealized fair value loss[4] on BTC of US$16.4 million compared to no fair value loss in 2023. Adjusted EBITDA in the second quarter of 2023 included a US$2.2 million non-cash impairment loss on digital assets.

●	Combined balance of cash, cash equivalents, and digital assets were US$155.0 million as of June 30, 2024, compared with US$76.0 million as of December 31, 2023.

“BitFuFu delivered another strong quarter, achieving a 70% year-over-year increase in total revenue.” said Leo Lu, Chairman and Chief Executive Officer.

“We saw a substantial increase in our cloud-mining registered user base, surpassing 395,000 users as of June 30. This represents an 87% increase year-over-year and a 23% rise sequentially from the first quarter of 2024. Cloud-mining revenue contributed approximately 60% of BitFuFu’s second-quarter revenue. Our cloud-mining business enables us to effectively lock in the price of Bitcoin, serving as a hedge against Bitcoin price volatility—a strategy that has proven particularly valuable during the recent sharp decline in Bitcoin prices.”

Calla Zhao, Chief Financial Officer, said, “BitFuFu continues to maintain a healthy balance sheet with a net cash position of $52.5 million, including digital assets, as of the end of the second quarter, which provides a solid foundation to execute on our growth strategy.”

Second Quarter 2024 Financial Results

Revenue

Total revenue in the second quarter of 2024 was US$129.4 million, representing an increase of 69.7% from US$76.3 million in the same period of 2023, driven by growth in cloud-mining solutions and self-mining operations.

Revenue from cloud-mining solutions was US$77.0 million, representing an increase of 66.8% from US$46.2 million in the same period of 2023, primarily due to repeat purchases of cloud-mining services from existing customers and the addition of new customers. In the second quarter of 2024, recurring revenue from customers who were active in the same period of 2023 was US$47.4 million, representing 61.5% of cloud-mining revenue. Revenue from new customers acquired after June 30, 2023, totaled US$29.6 million, accounting for 38.5% of cloud-mining revenue. BitFuFu realized a net dollar retention rate of 103% for the second quarter of 2024, which was calculated by dividing the amount of recurring revenue in second quarter of 2024 by the amount of revenue in same period of 2023.

[4]	The Company has early adopted the new FASB Accounting Standards Update (ASU) No. 2023-08, Accounting for and Disclosure of Crypto Assets on January 1, 2024. Under the new standard, the Company’s Bitcoin holdings are measured at fair value, with changes in fair value recognized in the Company’s income statement.

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Revenue from Bitcoin self-mining operations in the second quarter of 2024 was US$51.1 million, representing an increase of 81.0% from US$28.2 million in the same period of 2023. The increase was primarily driven by a US$38.2 million increase due to the 135.0% year-over-year increase in the average price of BTC, partially offset by a US$15.3 million decrease due to the decline in BTC production. In the second quarter of 2024, BitFuFu’s BTC production from self-mining operations decreased 23.1% to 780 BTCs, from 1,014 BTCs in the same period of 2023, as a result of the increase in blockchain difficulty for BTC mining and the halving event in April 2024.

Revenue from hosting services in the second quarter of 2024 was US$1.1 million, a decline of 40.7% from US$1.9 million in the same period of 2023. The decline was primarily due to temporary suspension or termination of hosted services by some customers who sought to limit losses from mining following the April 2024 halving.

In the second quarter of 2024, cloud-mining solutions accounted for 59.5% of total revenue, Bitcoin self-mining operations accounted for 39.5%, and hosting services and others accounted for 1.0%.

Cost of Revenue

Cost of revenue in the second quarter of 2024 was US$118.4 million, representing an increase of 74.2% from US$68.0 million in the same period of 2023, primarily due to an increase in costs associated with the expansion of the Company’s cloud-mining solutions and self-mining operations, in line with the corresponding increase in revenue over the same period.

Operating Expenses

Sales and marketing expenses in the second quarter of 2024 increased to US$0.6 million, compared to US$0.4 million in the same period of 2023, driven by an increase spending on advertising and promotional activities during the quarter. However, the sales and marketing expenses as a percentage of total cloud-mining revenue remained stable at 0.8%, in-line with the second quarter of 2023 despite the significant year-over-year increase in cloud-mining revenue.

General and administrative expenses in the second quarter of 2024 were US$1.4 million versus US$0.6 million in the same period of 2023. The year-over-year increase was driven by a US$0.5 million increase in legal and other consulting expenses associated with the expansion of the Company’s business development activities, a US$0.3 million increase in staff costs and other expenses attributable to being a public company following BitFuFu’s listing in March 2024.

Second quarter research and development expenses of US$0.3 million were flat compared to the same period of 2023.

There were no impairment losses on digital assets during the quarter, compared to US$2.2 million during the same period of 2023.

Beginning January 1, 2024, the Company implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. The Company recognized a non-cash fair value loss on BTC of US$16.4 million to be reflecting the unfavorable mark-to-market adjustment of BTC price in the second quarter of 2024.

Due to the increase in the volume of BTCs sold in the second quarter and a favorable spot rate when the BTCs were sold, the Company recognized a US$9.9 million gain on the sale of digital assets, compared to US$2.9 million during the second quarter of 2023. The remaining BTCs held by the Company is being retained for further potential capital appreciation, reflecting the Company’s careful and strategic management of its digital asset portfolio and ability to capitalize on favorable market conditions.

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Net Income

Net income in the second quarter of 2024 was US$1.3 million, compared with US$5.1 million in the same period of 2023.

Earnings per Share

Earnings per basic and diluted ordinary share were US$0.01, compared to US$0.03 in the same period of 2023.

Adjusted EBITDA

Adjusted EBITDA in the second quarter of 2024 was US$8.3 million, compared with US$13.8 million in the same period of 2023. The decline was primarily driven by US$16.4 million unrealized fair value loss on BTCs due to the ongoing measurement of crypto assets to fair value in the second quarter of 2024.

Liquidity and Capital Resources

As of June 30, 2024, the Company had cash, cash equivalents and digital assets of US$155.0 million, compared with US$76.0 million as of December 31, 2023. The increase was mainly due to the funds raised in connection with the Company’s business combination and listing on NASDAQ in March 2024 and BTCs mined and received from business operations in the first half of 2024. There were 1,721 BTCs held by the Company as of June 30, 2024.

Conference Call Details

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, August 20, 2024 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BIeb7a454884624d1094926fcfa892be2c

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com/.

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About BitFuFu

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back/(subtract) interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of Net Profit and Adjusted EBITDA” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the second quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

BitFuFu Investor Relations

Charley Brady

Vice President, Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com

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BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In thousands, except share and per share data)

	For The Three Months Ended		For The Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023

Total revenues	$129,421	$76,268	$273,832	$134,237

Cost of revenues
Cost of revenues incurred to a related party	(43,691)	(47,334)	(88,989)	(87,433)
Cost of revenues incurred to third parties	(68,621)	(14,525)	(139,969)	(23,970)
Cost of revenues – depreciation and amortization	(6,097)	(6,097)	(12,194)	(12,127)
Total cost of revenues	(118,409)	(67,956)	(241,152)	(123,530)
Gross profit	11,012	8,312	32,680	10,707
Operating expenses
Sales and marketing expenses	(585)	(419)	(968)	(842)
General and administrative expenses	(1,392)	(584)	(3,326)	(1,475)
Research and development expenses	(343)	(352)	(734)	(835)
Impairment loss on digital assets	-	(2,205)	-	(3,924)
Unrealized fair value loss of digital assets	(16,361)	-	(4,603)	-
Realized gain on sales of digital assets	9,893	2,896	22,982	7,421
Total operating (expenses)/income, net	(8,788)	(664)	13,351	345
Operating income	2,224	7,648	46,031	11,052
Interest expense	(1,528)	(1,633)	(3,056)	(2,440)
Interest income	775	342	1,118	752
Other (expenses)/income, net	(15)	3	(15)	7
Income before income taxes	1,456	6,360	44,078	9,371
Income tax expense	(125)	(1,221)	(7,439)	(1,549)
Net income and total comprehensive income	$1,331	$5,139	$36,639	$7,822
Earnings per share:
Ordinary shares – basic and diluted (US$)	$0.01	$0.03	$0.23	$0.05
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	162,902,268	150,000,000	159,525,286	150,000,000

BitFuFu, Inc.

Second Quarter 2024 Earnings Press Release Schedules

BitFuFu Inc. Reports Second Quarter 2024 Earnings	Page 7 of 9

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$48,348	$32,005
Digital assets	106,636	43,979
Accounts receivable, net	2,614	3,838
Prepayments	46,457	39,566
Amount due from related parties	7,940	38
Inventory	571	—
Other current assets	3,108	1,843
Total current assets	215,674	121,269
Non-current assets:
Equipment, net	69,677	81,857
Deposits	3,007	2,683
Deferred tax assets, net	4,843	4,224
Total non-current assets	77,527	88,764
Total assets	$293,201	$210,033

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	$2,940	$806
Contract liabilities	49,223	47,724
Taxes payable	4,454	2,233
Accrued expenses and other payables	6,628	5,368
Amount due to a related party	-	30,229
Total current liabilities	63,245	86,360
Non-current liabilities:
Long-term payables	102,435	102,435
Deferred tax liabilities, net	9,751	3,904
Total non-current liabilities	112,186	106,339
Total liabilities	$175,431	$192,699
Total shareholders’ equity	117,770	17,334
Total liabilities and stockholders’ equity	$293,201	$210,033

BitFuFu, Inc.

Second Quarter 2024 Earnings Press Release Schedules

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BitFuFu Inc.

RECONCILIATION OF NET PROFIT AND ADJUSTED EBITDA (Unaudited)

(In thousands)

	For The Three Months Ended		For The Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Net profit	$1,331	$5,139	$36,639	$7,822
Add: Interest expenses, net	753	1,291	1,938	1,688
Add: Income tax expense	125	1,221	7,439	1,549
Add: Depreciation	6,097	6,097	12,194	12,127
Adjusted EBITDA	$8,306	$13,748	$58,210	$23,186

BitFuFu, Inc.

Second Quarter 2024 Earnings Press Release Schedules

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